FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  April 28, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Thursday, April 28, 2005

        Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

LEEDE FINANCIAL MARKETS INC.

SHORT FORM OFFERING AMENDED

Acrex Ventures Ltd. (the “Company”) and Leede Financial Markets Inc. (“Leede”) have agreed to revise the terms of the Short Form Offering previously announced by the Company.  The Company’s Short Form Offering will now be for 5,500,000 Units at $0.12 per Unit - which, if fully sold, will provide the Company with gross proceeds of $660,000.  Each Unit will consist of one (1) share of the Company and one-half (1/2) of a 1-year share purchase Warrant.  Each full Warrant will entitle the purchase of an additional share of the Company for $0.18.

The original agreement between the Company and Leede was described in the Company’s News Release dated April 12, 2005.  None of the other terms of the agreement between the Company and Leede have been amended - nor have the Company’s plans.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

___________________

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.